UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment 7

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

XENOPORT, INC.

(Name of Subject Company)

XENOPORT, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock – 98411C100

(CUSIP Number of Class of Securities)

Thomas P. McCracken

General Counsel

XenoPort, Inc.

2000 Seaport Boulevard, Suite 300

Redwood City, California 94063

(408) 616-7200

With copies to:

Keith A. Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by XenoPort, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by AP Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits and Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Arbor Pharmaceuticals, Inc., a Delaware corporation, with the SEC on June 6, 2016, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Company (the “Shares”) at a purchase price of $7.03 per Share, net to the seller in cash, without interest thereon, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2016 and in the related Letter of Transmittal.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text immediately before the subsection entitled “Forward-Looking Statements”:

“Expiration of the Offer.

At 11:59 p.m., New York City Time, on July 1, 2016 (the “Expiration Time”), the Offer expired as scheduled and was not further extended. Computershare Trust Company, N.A., the depositary, advised that as of the Expiration Time, a total of 40,205,673 Shares were validly tendered into and not validly withdrawn from the Offer (not including 956,432 Shares tendered pursuant to notices of guaranteed delivery which had not been delivered to the depositary for the Offer prior to the expiration of the Offer), representing approximately 62.95% of the Shares outstanding as of the Expiration Time. The number of Shares validly tendered into and not validly withdrawn from the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, Parent and Purchaser irrevocably accepted for payment and expect to promptly pay for all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer, Parent and Purchaser will complete the acquisition of the Company pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into the Company, with the Company surviving.

Following the consummation of the Merger, the Company will request that the NASDAQ Global Select Market (“NASDAQ”) remove the Shares from listing on NASDAQ. NASDAQ will file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act and the regulations thereunder.

The full text of the press release issued on July 5, 2016, announcing the expiration and results of the Offer, is incorporated herein by reference to Exhibit (a)(5)(D) to the Amendment No. 5 to the Schedule TO of Parent and Purchaser filed on July 5, 2016.”

Item 9.	Materials to be filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(D)	Joint Press Release, dated July 5, 2016 (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 5 to the Schedule TO filed by Parent and Purchaser with the SEC on July 5, 2016)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XenoPort, Inc.

Dated: July 5, 2016	By:	/s/ William G. Harris
	Name:	William G. Harris
	Title:	Senior Vice President of Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

(a)(5)(D)	Joint Press Release, dated July 5, 2016 (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 5 to the Schedule TO filed by Parent and Purchaser with the SEC on July 5, 2016)

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